Exhibit 99.1

AirMedia Announces Termination of Going Private Transaction

BEIJING, December 27, 2017 - AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that it entered into a termination agreement with AirMedia Holdings Ltd. and AirMedia Merger Company Limited to terminate the previously announced merger agreement in view that the going private transaction would not be completed by December 31, 2017, the termination date of the merger agreement. The parties have released each other from all liabilities and obligations with respect to the proposed transaction, and no termination fees will be payable by either party.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec’s service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:

Richard Wu

Chief Financial Officer

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com